Exhibit 99.7

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

Certification pursuant to
18 U.S.C. Section 1350
as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 40-F of Sun Life Financial Services of Canada Inc. (the “Company”), dated February 12, 2003, for the year ended December 31, 2002, as filed with the Securities and Exchange Commission (the “Report”), each of the undersigned officers of the Company certifies pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his respective knowledge:

(1)	the Report fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 18, 2003
/s/ “Donald A. Stewart”

Donald A. Stewart Chairman and Chief Executive Officer

Date: February 18, 2003
/s/ “Paul W. Derksen”

Paul W. Derksen Executive Vice-President and Chief Financial Officer